

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

January 30, 2009

By U.S. Mail and Facsimile

Mr. Robert F. Schneider
Chief Financial Officer
Kimball International, Inc.
1600 Royal Street
Jasper, Indiana 47549

      Re: **Kimball International, Inc.**
              Form 10-K for the Fiscal Year Ended June 30, 2008
              Definitive Proxy Statement on Schedule 14A filed September 10, 2008
              Form 10-Q for the Fiscal Quarter Ended September 30, 2008
              File No. 000-03279

Dear Mr. Schneider:

      We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended June 30, 2008

Item 7. Management's Discussion and Analysis..., page 22
Liquidity and Capital Resources, page 33

1.   Please revise future filings to present, for the most significant covenants in your credit agreement, your actual ratios and other actual amounts versus the minimum/maximum ratios/amounts permitted as of each reporting date. Such

presentation will allow an investor to easily understand your current status in
meeting your financial covenants.

Contractual Obligations, page 35

2.   In future annual filings, please include in your table, borrowings under your credit
        facility. Please also include in the table, or provide footnote disclosure thereto,
        the estimated cash requirements for interest on your debt and capital lease
        obligations. Because the table is aimed at increasing transparency of cash flow,
        we believe these payments should also be included in the table. Refer to footnote
        46 of Release No. 33-8350, Interpretation - Commission's Guidance Regarding
        Management's Discussion and Analysis of Financial Condition and Results of
        Operations for guidance.

Item 8. Financial Statements and Supplementary Data, page 38

Note 5 – Commitments and Contingent Liabilities, page 54
Product Warranties, page 55

3.   In future filings, please provide the rollforward of the product warranty accrual
        for each period for which an income statement is presented. Please see paragraph
        14b of FASB Interpretation No. 45 for guidance.

Note 14 – Segment and Geographic Area Information, page 66

4.   In future filings, please separately disclose the net sales attributed to an individual
        foreign country, if material. See paragraph 38a of SFAS 131 for guidance.

Definitive Proxy Statement on Schedule 14A filed September 10, 2008

Annual Cash Compensation – Cash Incentive Compensation, page 10

5.   In future filings, please disclose what profitability levels are required for the
        named executive officers to earn incentive bonuses at the various percentage
        categories. If you are relying on instruction 4 to Item 402(b) to exclude this
        information, please provide us supplementally with your analysis as to why you
        would be likely to be substantially competitively harmed if the information were
        disclosed.

Stock Compensation, page 12

6.   In future filings, please explain how you determine the maximum number of
        shares that can be awarded to each of the named executive officers if applicable
        profitability levels have been achieved.
Form 10-Q for the Fiscal Quarter Ended September 30, 2008

General

7.   Please revise future filings to provide a discussion of the recent global economic downturn and its current and expected future impact on your operations, financial position and liquidity. This disclosure should provide detailed information on your customers, recent order activity, expected trends, management's response for managing these events, potential future actions by management and other detailed information. Expand your liquidity discussion to address the expected impact to current and future cash flows and how you expect recent economic events might impact your sources of liquidity, if any.

*   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Dorine Miller, Financial Analyst, at (202) 551-3711 if you have any questions regarding comments on legal matters. If you have any questions regarding

Mr. Robert F. Schneider
Kimball International, Inc.
January 30, 2009
Page 4

comments on financial statements or related matters, you may contact Dale Welcome, Staff Accountant, at (202) 551-3865 or, in his absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief